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                                                                       Exhibit 4


     InterOil Corporation ("InterOil") hereby gives notice, pursuant to National Instrument 51-102 ("NI 51-102"), as follows:

     1. The Audit Committee of InterOil's board of directors conducted a review of InterOil's audit requirements and selected PricewaterhouseCoopers ("PwC") as InterOil's auditor. Management of InterOil intends to recommend the appointment of PwC as InterOil's auditor at the annual meeting of shareholders to be held on June 28, 2005 (the "Meeting").

     2. On June 6, 2005, KPMG submitted its resignation from the office of auditor of InterOil and these resignations were accepted on behalf of InterOil by the Audit Committee of InterOil's board of directors.

     3. InterOil's board of directors appointed PwC effective June 6, 2005 until the date of the Meeting, at which time shareholders will be asked to vote on the appointment of PwC as InterOil's auditor.

     4. There were no reservations in the auditor's report issued by KPMG relating to the "relevant period" as defined in section 4.11 of NI 51-102.

     5. There have been no reportable events as contemplated in section 4.11 of NI 51-102.

DATED this 6th day of June, 2005.



                               THE BOARD OF DIRECTORS OF INTEROIL CORPORATION



                               BY: /s/ GRAEME K. ALEXANDER
                                   ------------------------------------------
                                   Graeme K. Alexander
                                   Secretary